UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Green Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

39260X100
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39260X100	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON Friedman Fleischer & Lowe Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 2,938,823
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 2,938,823
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,938,823
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 39260X100	Page 3 of 5 Pages
1	NAME OF REPORTING PERSON Friedman Fleischer & Lowe Parallel Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 1,947,511
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 1,947,511
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,947,511
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 39260X100	Page 4 of 5 Pages
1	NAME OF REPORTING PERSON Friedman Fleischer & Lowe GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 5,005,898
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 5,005,898
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,005,898
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 39260X100	Page 5 of 5 Pages
1	NAME OF REPORTING PERSON Friedman Fleischer & Lowe GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 5,005,898
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 5,005,898
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,005,898
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.

	(a)	Name of Issuer:

Green Bancorp, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4000 Greenbriar
Houston, Texas 77098

Item 2.

	(a)	Name of Person Filing:

Friedman Fleischer & Lowe Capital Partners III, L.P., Friedman Fleischer & Lowe Parallel Fund III, L.P., Friedman Fleischer & Lowe GP III, L.P. and Friedman Fleischer & Lowe GP III, LLC (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated February 6, 2015, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, Suite 2200, San Francisco, CA 94111.

	(c)	Citizenship:

Friedman Fleischer & Lowe Capital Partners III, L.P., Friedman Fleischer & Lowe Parallel Fund III, L.P. and Friedman Fleischer & Lowe GP III, L.P. are limited partnerships organized under the laws of the State of Delaware.  Friedman Fleischer & Lowe GP III, LLC is a limited liability company organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share ("Common Stock")

	(e)	CUSIP Number:

39260X100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own 5,005,898 shares of Common Stock which consists of 2,938,823 shares of Common Stock held by Friedman Fleischer & Lowe Capital Partners III, L.P., 1,947,511 shares of Common Stock held by Friedman Fleischer & Lowe Parallel Fund III, L.P., 62,256 shares of Common Stock held by FFL Individual Partners III, L.P. and 57,308 shares of Common Stock held by FFL Executive Partners III, L.P. (collectively, the "FFL Funds"). The FFL Funds are controlled by Friedman Fleischer & Lowe GP III, L.P., their general partner, which is controlled by Friedman Fleischer & Lowe GP III, LLC, its general partner.

(b) Percent of class:

The Green Bancorp, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 as filed on November 13, 2014 indicated that there were 26,170,949 outstanding shares of Common Stock as of November 10, 2014.  Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of approximately the following percentages of the total number outstanding shares of Common Stock.

Friedman Fleischer & Lowe Capital Partners III, L.P.: 11.2%

Friedman Fleischer & Lowe Parallel Fund III, L.P.: 7.4%

Friedman Fleischer & Lowe GP III, L.P. and Friedman Fleischer & Lowe GP III, LLC: 19.1%

(c) Number of shares as to which the person has:

Friedman Fleischer & Lowe Capital Partners III, L.P.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,938,823

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,938,823

Friedman Fleischer & Lowe Parallel Fund III, L.P.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,947,511

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,947,511

Friedman Fleischer & Lowe GP III, L.P. and Friedman Fleischer & Lowe GP III, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,005,898

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,005,898

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Friedman Fleischer & Lowe Capital Partners III, L.P., a Delaware limited partnership, Friedman Fleischer & Lowe Parallel Fund III, L.P., a Delaware limited partnership, FFL Individual Partners III, L.P. a Delaware limited partnership, and FFL Executive Partners III, L.P. a Delaware limited partnership.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2015

Friedman Fleischer & Lowe Capital Partners III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Christopher A. Masto

Friedman Fleischer & Lowe Parallel Fund III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Christopher A. Masto

Friedman Fleischer & Lowe GP III, L.P.
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Christopher A. Masto

Friedman Fleischer & Lowe GP III, LLC
By:	/s/ Christopher A. Masto